SO
3-22-04

VF 3-17-04

SEC ... COMMISSION
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04003970

A... AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-28568

RECEIVED
FEB 27 2004
158

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ASSOCIATED SECURITIES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5933 W. Century Blvd., Ste. 900
(No. and street)

Los Angeles	**CA**	**90045**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Lindsey, Treasurer **(310) 670-0800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 S. Grand Ave.	**Los Angeles**	**CA**	**90071**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Associated Securities Corp. for the year ended December 31, 2003, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

NANETTE D. OVEJERA
Commission # 1332020
Notary Public - California
Los Angeles County
My Comm. Expires Nov 27, 2005

Signature
Treasurer

Notary Public

This report* contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
(x) (1) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Associated Securities Corp.

We have audited the following financial statements of Associated Securities Corp. (the "Company"), a wholly owned subsidiary of Associated Financial Group, Inc., for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Associated Securities Corp. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, of Associated Securities Corp. as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

February 7, 2004

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$3,241,661
Investments, at estimated fair value	991,429
Commissions receivable	722,707
Deferred tax asset	55,765
Other receivables	236,131
Property, net of accumulated depreciation of $961,583	272,884
Other assets	164,193
TOTAL	$5,684,770

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$1,301,605
Accounts payable and accrued expenses	161,745
Payable to Parent	215,947
Total liabilities	1,679,297
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, no par, with $1 stated value—1,484 shares authorized, issued and outstanding	630,000
Additional paid-in capital	930,000
Retained earnings	2,445,473
Total stockholder's equity	4,005,473
TOTAL	$5,684,770

See accompanying notes to financial statements.